Exhibit 4.2

Second Supplemental Indenture (this “Supplemental Indenture”) dated as of June 26, 2006, among AMERICAN MEDIA OPERATIONS, INC., a Delaware corporation (the “Company”), the Note Guarantors (defined on the signature pages hereto) and HSBC BANK USA, NATIONAL ASSOCIATION (as successor in interest to J.P. MORGAN TRUST COMPANY, NATIONAL ASSOCIATION), a national banking association duly organized and existing under the laws of the United States of America, as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH:

WHEREAS, the Company has heretofore entered into an Indenture, dated as of January 23, 2003, with the Note Guarantors parties thereto and the Trustee, as supplemented by the First Supplemental Indenture, dated as of March 17, 2006 (as supplemented, the “Indenture”), providing for the issuance of the Company’s 8 7/8% Senior Subordinated Notes due 2011 (the “Notes”);

WHEREAS, as of the date hereof, $150 million aggregate principal amount of the Notes are outstanding and no other Notes have been issued or are outstanding pursuant to the Indenture;

WHEREAS, Section 9.02 of the Indenture provides that the Company, the Note Guarantors and the Trustee may amend the Indenture or the Notes outstanding thereunder with the written consent of the Holders (as defined in the Indenture) of at least a majority in principal amount of the Notes then outstanding; and

WHEREAS, all things necessary to make this Supplemental Indenture a valid and legally binding agreement of the Company and the Note Guarantors have been done, including receipt of consents to amend the Indenture and the Notes as set forth herein from the Holders of at least a majority in principal amount of the Notes outstanding as of the date hereof.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Note Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

AMENDMENTS TO THE INDENTURE

1. Amendments to Section 1.01. (a) Section 1.01 of the Indenture is hereby amended by adding the following defined terms in the proper alphabetical order:

“Administrative Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders under the Credit Agreement.

“Assignment and Acceptance” means an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04 of the Credit Agreement), and accepted by the Administrative Agent, in the form of Exhibit A to the Credit Agreement or any other form approved by the Administrative Agent.

“Bank Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Bank Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Bank Consolidated Net Income” means, for any period, net income or loss of the Company and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income of any Person in which any other Person (other than the Company or any of the Restricted Subsidiaries or any director holding qualifying shares in compliance with applicable law) has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of the Restricted Subsidiaries by such Person during such period, and (b) except as otherwise provided in the definition of Consolidated EBITDA, the income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of the Restricted Subsidiaries or the date that Person’s assets are acquired by the Company or any of the Restricted Subsidiaries.

“Bank Default” means any event or condition which constitutes a Bank Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become a Bank Event of Default.

“Bank Event of Default” has the meaning assigned to such term in Article VII of the Credit Agreement.

“Bank Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Bank Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Bank Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Bank Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Bank Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Bank Indebtedness or obligation; provided that the term Bank Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

“Bank Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (e) all Bank Indebtedness of others secured by (or for which the holder of such Bank Indebtedness has an existing right, contingent or otherwise, to be secured by) any Bank Lien on property owned or acquired by such Person, whether or not the Bank Indebtedness secured thereby has been assumed (it being understood that, unless such Person shall have assumed such Bank Indebtedness, the amount of such Bank Indebtedness shall be the lesser of (x) the fair market value of the property securing such Bank Indebtedness and (y) the outstanding principal of such Bank Indebtedness), (f) all Bank Guarantees by such Person of Bank Indebtedness of others, (g) all Bank Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Bank Indebtedness of any Person shall include the Bank Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Bank Indebtedness provide that such Person is not liable therefor.

“Bank Leverage Ratio” means, on any date, the ratio of (a) Total Debt as of such date to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters ended on such date, all determined on a consolidated basis in accordance with GAAP.

“Bank Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities (other than arising from entry into an agreement for the sale, transfer or disposition of Equity Interests as permitted pursuant to Section 6.05(d) of the Credit Agreement).

“Bank Permitted Investments” means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof;

(b) investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c) investments in certificates of deposit, banker’s acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above; and

(e) money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000.

“Bank Subsidiary” means any subsidiary of the Company.

“Bank Unrestricted Subsidiary” means (a) any Bank Subsidiary of the Company that shall have been designated a Bank Unrestricted Subsidiary by the Company in the manner provided below and (b) any Bank Subsidiary of a Bank Unrestricted Subsidiary. The Company may designate any Bank Subsidiary (including any newly acquired or newly formed Bank Subsidiary) to be a Bank Unrestricted Subsidiary if (i) neither such Bank Subsidiary nor any of its Subsidiaries owns any Equity Interests or Bank Indebtedness of, or holds any Bank Lien on any property of, Holdings, the Company or any other Restricted Subsidiary, (ii) after giving effect to such designation, the Company shall be in compliance with clause (c) of Section 6.04 of the Credit Agreement (it being understood that, for purposes of determining such compliance, all investments made by Loan Parties in, loans or advances made by Loan Parties to and Bank Guarantees made by Loan Parties of Bank Indebtedness of any Bank Subsidiary so designated, shall be deemed to be investments, loans, advances and Bank Guarantees in, to or on behalf of a Bank Unrestricted Subsidiary), (iii) after giving effect to such designation, the Company and the Restricted Subsidiaries shall be in compliance on a pro forma basis with the covenants contained in Sections 6.12, 6.13, 6.14 and 6.15 of the Credit Agreement recomputed as at the last day of the most recently completed fiscal quarter of the Company for which financial statements are available, as if such designation had occurred on the first day of each relevant period for testing such compliance and (iv) no Bank Default shall have occurred and be continuing or would result therefrom. The Company may designate any Bank Unrestricted Subsidiary to be a Restricted Subsidiary if (i) no Bank Default shall have occurred and be continuing or would result therefrom and (ii) after giving effect to such designation, the Company and the Restricted Subsidiaries are in compliance on a pro forma basis with the covenants contained in Sections 6.12, 6.13, 6.14 and 6.15 of the Credit Agreement recomputed as at the last day of the most recently completed fiscal quarter of the Company for which financial statements are available, as if such designation had occurred on the first day of each relevant period for testing such compliance. The Company shall promptly notify the Administrative Agent in writing of any such designation (and the Administrative Agent shall notify the Lenders) and shall deliver to the Administrative Agent a certificate signed by a Financial Officer of the Company certifying that such designation complied with the foregoing provisions together with reasonably detailed calculations demonstrating satisfaction of the requirement set forth in clause (iii) of the second sentence of this definition or in clause (ii) of the third sentence of this definition, as applicable.

“Consolidated EBITDA” means, for any period, Bank Consolidated Net Income for such period (adjusted to exclude any extraordinary losses, charges or gains and to exclude any gain or loss recognized in connection with the sale of any assets outside the ordinary course of business), plus, without duplication and to the extent deducted in determining Bank Consolidated Net Income, the sum of (a) the aggregate amount of interest expense for such period, (b) the aggregate amount of income tax expense for such period, (c) all amounts attributable to depreciation, amortization (including such amortization associated with capitalized display rack costs) and other noncash charges (excluding any such charge that (i) consists of or requires an accrual of, or cash reserve for, any anticipated cash charges for any prior or in any future period or (ii) consists of a writedown or writeoff of any current assets) for such period, including the amortization of debt discounts and deferred financing charges, (d) the aggregate amount of management fees paid to Bank Affiliates of the Company in such period pursuant to Section 6.09, (e) payments made by the Company and its Restricted Subsidiaries in such period pursuant to profit sharing plans; provided that such payments are discretionary under the terms of such plans, (f) the aggregate amount of nonrecurring cash charges and expenses deducted in determining Bank Consolidated Net Income for such period, including those resulting from severance, restructuring, corporate relocation and office closure expenses, discontinued titles, the relaunch of existing publications and the launch of new publications (but excluding those described in clause (g) below), provided that (i) the aggregate amount of such charges and expenses recorded during the fiscal year ending March 31, 2006, which are eligible to be added pursuant to this clause (f) in determining Consolidated EBITDA for any period shall not exceed $17,600,000, with such charges and expenses to be added in determining Consolidated EBITDA for any period of four fiscal quarters which include the fiscal quarter during which such charges and expenses were recorded, (ii) the aggregate amount of such charges and expenses recorded during the fiscal year ending March 31, 2007, which are eligible to be added pursuant to this clause (f) in determining Consolidated EBITDA for any period shall not exceed $15,000,000, with such charges and expenses to be added in determining

Consolidated EBITDA for any period of four fiscal quarters which include the fiscal quarter during which such charges and expenses were recorded, (iii) the aggregate amount of such charges and expenses recorded during the fiscal year ending March 31, 2008, which are eligible to be added pursuant to this clause (f) in determining Consolidated EBITDA for any period shall not exceed $7,500,000, with such charges and expenses to be added in determining Consolidated EBITDA for any period of four fiscal quarters which include the fiscal quarter during which such charges and expenses were recorded, and (iv) the aggregate amount of such charges and expenses recorded during any fiscal year ending after March 31, 2008, which are eligible to be added pursuant to this clause (f) in determining Consolidated EBITDA for any period shall not exceed $5,000,000, with such charges and expenses to be added in determining Consolidated EBITDA for any period of four fiscal quarters which include the fiscal quarter during which such charges and expenses were recorded, (g) any nonrecurring cash expenses or charges (not exceeding $7,500,000 in the aggregate for such period) resulting from any initial public offering, investment, Permitted Acquisition or incurrence or repayment of Bank Indebtedness, (h) any nonrecurring cash expenses or charges (not exceeding $2,000,000) resulting from a sale of the Specified Assets to the extent actually incurred in the relevant period, and minus the amount of any Restricted Payments made in cash to Holdings by the Company pursuant to Section 6.08(a)(iv) of the Credit Agreement (as such amount may be supplemented for the same purposes in accordance with Sections 6.08(a)(ix) and 6.08(a)(xi) of the Credit Agreement) during such period to the extent of any losses, charges or expenses that reduced Holdings’ net income (or increased its net loss) during such period. For purposes of calculating Consolidated EBITDA for any period (each, a “Reference Period”) in connection with a determination of the Bank Leverage Ratio or the Senior Secured Leverage Ratio for such period, if during such Reference Period (or, in the case of pro forma calculations, during the period from the last day of such Reference Period to and including the date as of which such calculation is made) the Company or any Restricted Subsidiary shall have made a Material Disposition or Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Disposition or Material Acquisition occurred on the first day of such Reference Period (with the Reference Period for the purposes of pro forma calculations being the most recent period of four consecutive fiscal quarters for which the relevant financial information is available); provided that such pro forma calculations shall give effect to operating expense reductions and other cost savings only to the extent that such reductions and savings are approved by the Administrative Agent and realization thereof is reasonably expected by the Company to be achieved within six months after such Material Acquisition or Material Disposition. As used in this definition, “Material Acquisition” means any Permitted Acquisition or series of related Permitted Acquisitions that involves consideration (including any noncash consideration) with a fair market value in excess of $5,000,000; and “Material Disposition” means any disposition of property or series of related dispositions of property that involves assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the Equity Interests of a Bank Subsidiary.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Effective Date” means the date on which the conditions specified in Section 4.01 of the Credit Agreement are satisfied (or waived in accordance with Section 9.02 of the Credit Agreement).

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person.

“Existing Subordinated Debt” means the Notes and the Other Notes.

“Financial Covenants” means the covenants set forth in Sections 6.12, 6.13 and 6.14 of the Credit Agreement.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of the Company.

“Foreign Subsidiary” means any Bank Subsidiary that is organized under the laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement, substantially in the form of Exhibit B to the Credit Agreement, among the Loan Parties and the Administrative Agent for the benefit of the Secured Parties.

“Lenders” means the Persons listed on Schedule 2.01 of the Credit Agreement and any other Person that shall have become a party hereto pursuant to an Assignment and Acceptance, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Acceptance. Unless the context otherwise requires, the term “Lenders” includes the Swingline Lender.

“Loans” means the loans made by the Lenders to the Company pursuant to the Credit Agreement.

“Loan Parties” means Holdings, the Company and the Subsidiary Loan Parties.

“Moody’s” means Moody’s Investors Service, Inc.

“Obligations” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Permitted Acquisition” means any acquisition by the Company or any Restricted Subsidiary of all or substantially all the assets of, or at least 90% of the outstanding Equity Interests in, a Person or division or line of business of a Person if, immediately after giving effect thereto, (a) no Bank Default has occurred and is continuing or would result therefrom, (b) the principal business of such Person shall be reasonably related, ancillary or complementary, to a business in which the Company and its Restricted Subsidiaries were engaged on the Effective Date, (c) each Bank Subsidiary formed for the purpose of or resulting from such acquisition shall be a Restricted Subsidiary and all of the Equity Interests of each such Bank Subsidiary shall be owned directly by the Company or a Restricted Subsidiary of the Company and all actions required to be taken with respect to such acquired or newly formed Bank Subsidiary under Sections 5.12 and 5.13 of the Credit Agreement have been taken, (d) the Company and its Restricted Subsidiaries are in compliance, on a pro forma basis after giving effect to such acquisition (and any operating expense reductions related thereto that would be permitted to be deducted in any calculation of Consolidated EBITDA in accordance with the definition of such term contained herein), with each Financial Covenant recomputed as at the last day of the most recently ended fiscal quarter of the Company for which financial statements are available, as if such acquisition had occurred on the first day of each relevant period for testing such compliance and (e) the Company has delivered to the Administrative Agent an officers’ certificate to the effect set forth in clauses (a), (b), (c) and (d) above, together with all relevant financial information for the Person or assets to be acquired and reasonably detailed calculations demonstrating satisfaction of the requirement set forth in clause (d) above.

“Permitted Additional Debt” means Permitted Debt that (a) is issued by the Company and is not Bank Guaranteed by any Person that is not a Bank Subsidiary Loan Party and (b) has terms and conditions (other than interest rates, which shall be market rates for debt securities with comparable terms) that are customary for high-yield debt securities of the same type as such Permitted Debt at such time.

“Permitted Additional Subordinated Debt” means Permitted Additional Debt that (together with any Bank Guarantees thereof) is subordinated to the Obligations on terms no less favorable to the Lenders than the subordination provisions of the Existing Subordinated Debt.

“Permitted Debt” means Bank Indebtedness for borrowed money in respect of debt securities issued in a capital markets transaction that (a) is unsecured, (b) matures no earlier than, and does not require any scheduled principal payments prior to, April 30, 2013 and (c) does not include any mandatory redemption, sinking fund or similar provisions (including any rights on the part of any holder to require the redemption or repurchase of any such Bank Indebtedness or to convert any such Bank Indebtedness), in each case that could require any payment of or on account of principal in respect thereof prior to April 30, 2013, other than pursuant to change of control or asset sale provisions customary for high-yield debt securities of the same type as such Bank Indebtedness.

“Permitted Refinancing Indebtedness” means Permitted Debt incurred to refinance any Subordinated Debt; provided that (a) such Permitted Debt is issued by the Company and is not Bank Guaranteed by any Person that is not a Subsidiary Loan Party, (b) the aggregate principal amount of such Permitted Debt does not exceed the sum of the aggregate principal amount of Subordinated Debt being refinanced thereby, accrued interest thereon at the time and the amount of expenses, fees and premiums incurred in connection with such refinancing and (c) either (x)(i) such Permitted Debt (including any Bank Guarantees in respect thereof) is subordinated to the Obligations on terms no less favorable to the Lenders than the subordination provisions of the Existing Subordinated Debt and (ii) such Permitted Debt has other terms and conditions that are customary for subordinated high-yield debt securities at such time, or (y) such Permitted Debt qualifies as Permitted Senior Unsecured Debt and is permitted by Section 6.01(d) of the Credit Agreement.

“Permitted Senior Unsecured Debt” means Permitted Additional Debt that is not Permitted Additional Subordinated Debt.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in Holdings, the Company or any Restricted Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancelation or termination of any Subordinated Debt or any Equity Interests in Holdings, the Company or any Restricted Subsidiary or any option, warrant or other right to acquire any such Equity Interests in Holdings, the Company or any Restricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services.

“Secured Parties” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Senior Secured Leverage Ratio” means, on any date, the ratio of (a) Total Senior Secured Debt as of such date to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters ended on such date (or, if such date is not the last day of a fiscal quarter, then for the period of four consecutive fiscal quarters ended prior to that date), all determined on a consolidated basis in accordance with GAAP.

“Specified Assets” means assets primarily related to the publication of the following titles: Muscle and Fitness, Muscle and Fitness Hers, Flex, Country Weekly and Mira!.

“Subordinated Debt” means the Existing Subordinated Debt, any Permitted Additional Subordinated Debt, or any Permitted Refinancing Indebtedness (other than Permitted Senior Unsecured Debt).

“Subsidiary Loan Party” means any Restricted Subsidiary that is not a Foreign Subsidiary.

“Swingline Lender” means JPMorgan Chase Bank, N.A., in its capacity as lender of Swingline Loans under the Credit Agreement.

“Swingline Loan” means a Loan made pursuant to Section 2.04 of the Credit Agreement.

“Total Debt” means, as of any date of determination, the excess of (a) the aggregate principal amount of Bank Indebtedness (excluding Bank Indebtedness consisting of contingent liabilities in respect of undrawn letters of credit) of the Company and the Restricted Subsidiaries outstanding as of such date, determined on a consolidated basis in accordance with GAAP, over (b) the amount (not exceeding $20,000,000) of other cash and Bank Permitted Investments of the Company and the Subsidiary Loan Parties that is not subject to any Bank Lien (other than Bank Liens securing Bank Indebtedness included in clause (a) above) and that would be reflected on a balance sheet prepared as of such date on a consolidated basis in accordance with GAAP.

“Total Senior Secured Debt” means, as of any date of determination, (a) Total Debt as of such date minus (b) the portion of Total Debt as of such date that is unsecured.

2. Amendment to Section 1.02. (a) Section 1.02 of the Indenture is hereby amended by deleting the existing defined term “Third Quarter 10-Q” in its entirety.

(b) Section 1.02 of the Indenture is hereby further amended by adding the following defined terms in the proper alphabetical order:

“First Quarter 2007 10-Q”	4.02
“Material Acquisition”	1.01
“Material Disposition”	1.01
“Notes Offer”	4.06(e)
“Notes Offer Amount”	4.06(e)
“Notes Offer Period”	4.06(e)
“Notes Purchase Date”	4.06(e)
“Reference Period”	1.01
“Third Quarter 2006 10-Q”	4.02

3. Amendments to Article 4. (a) Section 4.02 of the Indenture is hereby amended by deleting the final sentence of such Section and adding the following new sentence as the final sentence of such Section:

“Notwithstanding any other provision in this Section 4.02, the Company shall not be required to file (i) its quarterly report on Form 10-Q for the quarter ended December 31, 2005 (the “Third Quarter 2006 10-Q”) prior to August 15, 2006, (ii) its annual report on Form 10-K for the year ended March 31, 2006 (the “2006 10-K”) prior to September 15, 2006 and (iii) its quarterly report on Form 10-Q for the quarter ended June 30, 2006 (the

“First Quarter 2007 10-Q”) prior to September 29, 2006; provided that if the Company is in breach of Section 4.03(e) hereof, clauses (i), (ii) and (iii) of this Section 4.02 shall be deemed null and void, and the Company shall be deemed to be in default of its obligations under this Section 4.02 with respect to the Third Quarter 2006 10-Q and the 2006 10-K, and, if filed after August 14, 2006, the First Quarter 2007 10-Q, in each case, even if such Third Quarter 2006 10-Q, 2006 10-K or First Quarter 2007 10-Q have been filed with the SEC.”

(b) Section 4.06 of the Indenture is hereby amended by adding the following new subsection (e) to such Section:

“(e) Notwithstanding any other provision of this Section 4.06 (other than Section 4.06(a)(i) and (ii)):

(i) An amount equal to 100% of the Net Available Cash from any Asset Disposition of the Specified Assets (together with the Net Available Cash from all other Asset Dispositions of the Specified Assets) shall be applied by the Company (or such Restricted Subsidiary, as the case may be) (1) first, to the extent the Company elects, so long as the Company’s Senior Secured Leverage Ratio equals or is greater than 3.50:1 (after giving pro forma effect to any repayment or similar purchase), to prepay, repay, redeem or purchase the Senior Indebtedness of the Company under the Credit Agreement and (2) second, in the event that the balance of such Net Available Cash after application in accordance with clause (1) is (x) equal to or greater than $25 million, to make an offer to purchase the Notes (and Other Notes) pursuant to and subject to the conditions of Section 4.06(e)(ii); provided, however, that such offer shall be made ratably to purchase the Notes (and Other Notes) within 60 days after the receipt of such Net Available Cash or (y) less than $25 million, to make an offer to purchase the Notes (and Other Notes) pursuant to and subject to the conditions of Section 4.06(e)(ii); provided, however, that such offer shall be made ratably to purchase the Notes (and Other Notes) within 9 months after the receipt of such Net Available Cash; provided however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (1) or (2) above, the Company shall retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; provided further, that no later than 30 days after an Asset Disposition of Specified Assets, the Company shall deliver to the Trustee an Officers’ Certificate as to the compliance of such allocation with the provisions of this Section 4.06(e).

(ii) In the event of an Asset Disposition that requires the purchase of Notes (and Other Notes) pursuant to Section 4.06(e)(i)(2), the Company shall be required to purchase on a pro rata basis Notes and Other Notes tendered pursuant to an offer by the Company for the Notes and Other Notes (the “Notes Offer”) at a purchase price of 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase (subject to the right of Holders (and holders of Other Notes) of record on the relevant record date to receive interest due on the relevant interest payment date) in accordance with the procedures (including prorating in the event of oversubscription) set forth in Section 4.06(e)(iii).

(iii) (1) Promptly, and in any event within 10 days after the Company becomes obligated to make a Notes Offer, the Company shall be obligated to deliver to the Trustee and send, by first-class mail to each Holder (and each holder of Other Notes), a written notice stating that the Holder (and holder of Other Notes) may elect to have his Notes (and Other Notes) purchased by the Company either in whole or in part (subject to prorating as hereinafter described in the event the Notes Offer is oversubscribed) in integral multiples of $1,000 of principal amount, at the applicable purchase price. The notice shall specify a purchase date not less than 30 days nor more than 60 days after the date of such notice (the “Notes Purchase Date”) and shall contain such information concerning the business of the Company which the Company in good faith believes will enable such Holders (and holders of Other Notes) to make an informed decision (which at a minimum shall include (x) the most recently filed Annual Report on Form 10-K (including audited consolidated financial statements) of the Company, the most recent subsequently filed Quarterly Report on Form 10-Q and any Current Report on Form 8-K of the Company filed subsequent to such Quarterly Report, other than Current Reports describing Asset Dispositions otherwise described in the offering materials (or corresponding successor reports), (y) a description of material developments in the Company’s business subsequent to the date of the latest of such reports, and (z) if material, appropriate pro forma financial information) and all instructions and materials necessary to tender Notes (and Other Notes) pursuant to the Notes Offer, together with the address referred to in clause (iii)(3).

(2) Not later than the date upon which written notice of a Notes Offer is delivered to the Trustee as provided above in clause (iii)(1), the Company shall deliver to the Trustee an Officers’ Certificate as to (x) the amount of the Notes Offer (the “Notes Offer Amount”) specifying the amounts due with respect to the Notes and the Other Notes, (y) the allocation of the Net Available Cash from the Asset Dispositions pursuant to which such Notes Offer is being made and (z) the compliance of such allocation with the provisions of Section 4.06(e). On the date upon which written notice of a Notes Offer is delivered to the Trustee, the Company shall also irrevocably deposit with the Trustee or with a paying agent (or, if the Company is acting as its own paying agent, segregate and hold in trust) an amount equal to the Notes Offer Amount applicable to the Notes to be invested in Temporary Cash Investments as directed in writing by an Officer of the Company and to be held for payment in accordance with the provisions of this Section. Upon the expiration of the period for which the Notes Offer remains open (the “Notes Offer Period”), the Company shall deliver to the Trustee for cancellation the Notes or portions thereof that have been properly tendered to and are to be accepted by the Company. The Trustee (or the paying agent, if not the Trustee) shall, on the date of purchase, mail or deliver payment to each tendering Holder in the amount of the purchase price. In the event that the Notes Offer Amount applicable to the Notes delivered by the Company to the Trustee is greater than the purchase price of the Notes tendered, the Trustee shall deliver the excess to the Company immediately after the expiration of the Notes Offer Period for application in accordance with this Section 4.06(e).

(3) Holders (and holders of Other Notes) electing to have a Note (or an Other Note) purchased shall be required to surrender the Note (and the Other Note), with an appropriate form duly completed, to the Company at the address specified in the notice at least three Business Days prior to the Notes Purchase Date. Holders shall be entitled to withdraw their election if the Company receives not later than one Business Day prior to the Notes Purchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note which was delivered by the Holder for purchase and a statement that such Holder is withdrawing his election to have such Note purchased. If at the expiration of the Notes Offer Period the aggregate principal amount of Notes and the Other Notes included in the Notes Offer surrendered by holders thereof exceeds the Notes Offer Amount, the Company shall select the Notes and the Other Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Notes and Other Notes in denominations of $1,000, or integral multiples thereof, shall be purchased). Holders (and holders of Other Notes) whose Notes (and Other Notes) are purchased only in part will be issued new Notes (and Other Notes) equal in principal amount to the unpurchased portion of the Notes (and Other Notes) surrendered.

(4) At the time the Company delivers Notes to the Trustee which are to be accepted for purchase, the Company shall also deliver an Officers’ Certificate stating that such Notes are to be accepted by the Company pursuant to and in accordance with the terms of this Section 4.06(e). A Note shall be deemed to have been accepted for purchase at the time the Trustee, directly or through an agent, mails or delivers payment therefor to the surrendering Holder.”

(c) Section 4.06(a)(iii) of the Indenture is hereby deleted in its entirety and replaced with the following new Section 4.06(a)(iii):

“(iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition, other than an Asset Disposition of the Specified Assets, is applied by the Company (or such Restricted Subsidiary, as the case may be) (1) first, (A) to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company and other than Preferred Stock) or (B) to the extent the Company or such Restricted Subsidiary elects, to acquire Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary), in the case of each of clauses (A) and (B), within one year after the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (2) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (1), to make an Offer to purchase the Notes pursuant to and subject to the conditions of Section 4.06(b); provided, however, that if the Company elects (or is required by the terms of any Senior Subordinated Indebtedness), such Offer may be made ratably to purchase the Notes and other Senior Subordinated Indebtedness of the Company; and (3) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (1) and (2), for any general corporate purpose permitted pursuant to the terms of this Indenture;”

ARTICLE II

MISCELLANEOUS

1. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

2. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

3. Concerning the Trustee. (a) The recitals contained herein shall be taken as statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee assumes no duties, responsibilities or liabilities by reason of this Supplemental Indenture other than as set forth in the Indenture. In addition, the Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

(b) The Company and each Note Guarantor, jointly and severally shall indemnify the Trustee against any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by or in connection with the execution and delivery of this Supplemental Indenture and the performance of its duties hereunder. The Trustee shall notify the Company of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided, however, that any failure so to notify the Company shall not relieve the Company or any Note Guarantor of its indemnity obligations hereunder. The Company shall defend the claim and the indemnified party shall provide reasonable cooperation at the Company’s expense in the defense. Such indemnified parties may have separate counsel and the Company and the Note Guarantors, as applicable, shall pay the fees and expenses of such counsel; provided, however, that the Company shall not be required to pay such fees and expenses if it assumes such indemnified parties’ defense and, in such indemnified parties’ reasonable judgment, there is no conflict of interest between the Company and the Note Guarantors, as applicable, and such parties in connection with such defense. The Company need not reimburse any expense or indemnify against any loss, liability or expense incurred by an indemnified party through such party’s own willful misconduct, negligence or bad faith.

4. Separability. In case any one or more of the provisions contained in this Supplemental Indenture shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Supplemental Indenture, but this Supplemental Indenture shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

5. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. Effect of Headings. The Section headings herein are for convenience only and shall not effect the construction thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

AMERICAN MEDIA OPERATIONS, INC.,

by:	/s/ Michael Kahane
Name:	Michael Kahane
Title:	Executive Vice President, General Counsel & Secretary

On behalf of

AM AUTO WORLD WEEKLY, INC.

AMI BOOKS, INC.

AMI FILMS, INC.

AMERICAN MEDIA CONSUMER ENTERTAINMENT INC.

AMERICAN MEDIA CONSUMER MAGAZINE GROUP, INC.

AMERICAN MEDIA DISTRIBUTION & MARKETING GROUP, INC.

AMERICAN MEDIA MINI MAGS, INC.

AMERICAN MEDIA NEWSPAPER GROUP, INC.

AMERICAN MEDIA PROPERTY GROUP INC.

COUNTRY MUSIC MEDIA GROUP, INC.

DISTRIBUTION SERVICES, INC.

GLOBE COMMUNICATIONS CORP.

GLOBE EDITORIAL, INC.

MIRA! EDITORIAL, INC.

NDSI, INC.

NATIONAL ENQUIRER, INC.

NATIONAL EXAMINER, INC.

STAR EDITORIAL, INC.

SYL COMMUNICATIONS

WEIDER PUBLICATIONS, LLC

(collectively, the “Note Guarantors”)

by:	/s/ Michael Kahane
Name:	Michael Kahane
Title:	Executive Vice President, General Counsel & Secretary

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

by:	/s/ Anthony A. Bocchino
Name:	Anthony A. Bocchino
Title:	Vice President

17